Sit Developing Markets Growth Fund

Investment Strategies

The Fund invests, under normal market conditions, at least 80% of its net assets in common stocks of companies domiciled or operating in a developing market.

Countries or regions are selected for investment opportunities, based on several factors, including:

- economic, social, and political trends
- earnings outlook
- market liquidity
- fiscal and monetary policy, as well as currency exchange rate expectations

After careful review of these factors, we consider companies exhibiting:

- unique products or services
- growing product demand
- dominant and growing market share
- management experience and capabilities
- strong financial condition

√ **Long-Tenured Managers**

√ **Significant insider ownership**

Symbol: SDMGX
CUSIP: 82980D-40-0

Fund Details

Investment Style: Emerging Markets
Inception Date: 7/1/94
Minimum Investment: $5,000
Expense Ratio: 2.00%

Investment Adviser

Sit Investment Associates, Inc.
3300 IDS Center
80 South Eighth Street
Minneapolis, Minnesota 55402

Management

Roger J. Sit
Raymond E. Sit

As of 6/30/10

Total Net Assets: $14.0 Million

	Sit Developing Markets Growth Fund Average Annual Total Return					
	Three Month*	One Year	Three Years	Five Years	Ten Years	Since Inception
Sit Developing Markets Growth(1)	-12.08%	18.05%	-6.27%	9.75%	4.47%	4.73%
MSCI Emerging Markets Index	-9.14	20.58	-4.67	10.19	7.50	4.14

*Annualized returns not available for 3-month period.

Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Management fees and administrative expenses are included in the Fund's performance.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Portfolio Sector Allocation

Finance	18.4%
Non-Energy Minerals	13.5
Energy Minerals	12.8
Electronic Technology	10.1
Communications	8.4
Consumer Non-Durables	7.0
Sectors Less Than 6%	28.0
Cash and Other Net Assets	1.8

Portfolio Structure By Region

Asia	57.3%
Latin America	23.8
Europe	9.2
Africa/Middle East	7.9
Cash and Other Net Assets	1.8

Portfolio Ten Largest Holdings

1. Petrobras
2. Vale, A.D.R.
3. BHP Billiton, A.D.R.
4. Samsung Electronics
5. Rio Tinto
6. Banco Bradesco S.A.
7. Teva Pharmaceutical, A.D.R.
8. CNOOC, Ltd., A.D.R.
9. China Life Insurance Co., A.D.R.
10. Reliance Industries, G.D.R.

Sit Investment Associates
Sit Mutual Funds
800-332-5580 www.sitfunds.com

(1) International investing has special risks, such as currency exchange fluctuations, high volitility, illiquidity and the possibility of policial instability.

Sit Dividend Growth Fund Class I and Class S

As of 6/30/10

Sit Investment Associates
Sit Mutual Funds
800-332-5580 www.sitfunds.com

Objective

The Fund primarily seeks to provide current income that exceeds the dividend yield of the S&P 500 Index and that grows over a period of years. Secondarily the Fund seeks long-term capital appreciation.

Investment Strategies

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks. The Fund may invest the balance of its assets in preferred stocks, convertible bonds, and U.S. Treasury securities.

Several factors are considered in the evaluation of a company's potential for above average long-term earnings, revenue, and dividend growth, including:

- a record of paying dividends
- strong prospects for growing dividend payments
- unique product or service
- growing product demand
- dominant and growing market share
- management experience and capabilities
- strong financial condition

Fund Details

Investment Style: Large Blend

	Class I	Class S
Symbol:	SDVGX	SDVSX
CUSIP:	82980D-70-7	82980D-80-6
Inception Date:	12/31/03	3/31/06
Minimum Investment:	$100,000	$5,000
Expense Ratio:	1.00%	1.25%
Total Net Assets (Millions):	$39.4	$24.9

Sit Dividend Growth Fund Average Annual Total Return

	Three Month*	One Year	Three Years	Five Years	Since Inception	30-Day SEC Yield(1)	12-Month Distribution Rate(1)
Class I Shares	-9.91%	12.71%	-5.02%	3.33%	4.65%	1.81%	1.62%
S&P 500 Index	-11.42	14.43	-9.81	-0.79	0.85	n/a	n/a
Class S Shares	-9.99	12.37	-5.27	n/a	0.73	1.55	1.40
S&P 500 Index	-11.42	14.43	-9.81	n/a	-3.18	n/a	n/a

*Annualized returns not available for 3-month and year-to-date periods.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ. Dividends are paid quarterly.

Portfolio Sector Allocation

Finance	15.5%
Consumer Non-Durables	11.2
Health Technology	10.9
Energy Minerals	9.8
Electronic Technology	9.7
Producer Manufacturing	9.6
Technology Services	5.4
Sectors Less Than 5%	27.0
Cash and Other Net Assets	0.9

Portfolio Ten Largest Holdings

- IBM Corp.
- Johnson & Johnson
- Chevron Corp.
- Verizon Communications, Inc.
- J.P. Morgan Chase & Co.
- PepsiCo, Inc.
- Procter & Gamble Co.
- 3M Co.
- Intel Corp.
- Philip Morris International, Inc.

Investment Adviser

Sit Investment Associates, Inc.
3300 IDS Center
80 South Eighth Street
Minneapolis, Minnesota 55402

Management

Roger J. Sit
Kent L. Johnson, CFA
Michael J. Stellmacher, CFA

Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Management fees and administrative expenses are included in the Fund's performance.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Sit Global Dividend Growth Fund Class I and Class S

As of 6/30/10

Sit Investment Associates
Sit Mutual Funds
800-332-5580 www.sitfunds.com

Objective

The Fund seeks to provide current income that exceeds the dividend yield of a composite index (comprised of 60% S&P 500 Index and 40% MSCI EAFE Index) and that grows over a period of years. Secondarily the Fund seeks long-term capital appreciation.

Investment Strategies

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks issued by U.S. and foreign companies. The Fund may invest the balance of its assets in preferred stocks, convertible bonds, and U.S. Treasury securities.

Several factors are considered in the evaluation of a company's potential for above average long-term earnings, revenue, and dividend growth, including:

- a record of paying dividends
- strong prospects for growing dividend payments
- unique product or service
- growing product demand
- dominant and growing market share
- management experience and capabilities
- strong financial condition

Investment Adviser

Sit Investment Associates, Inc.
3300 IDS Center
80 South Eighth Street
Minneapolis, Minnesota 55402

Management

Roger J. Sit
Kent L. Johnson, CFA
Tasha M. Murdoff
Raymond E. Sit
Michael J. Stellmacher, CFA

Fund Details

Investment Style: Large Blend

	Class I	Class S
Symbol:	GDGIX	GDGSX
CUSIP:	82980D-89-9	82980D-87-1
Inception Date:	9/30/08	9/30/08
Minimum Investment:	$100,000	$5,000
Expense Ratio:	1.25%	1.50%
Total Net Assets (Millions):	2.8	0.9

Sit Global Dividend Growth Fund Average Annual Total Return

	Three Month*	Six Month*	One Year	Three Years	Since Inception	30-Day SEC Yield(1)	12-Month Distribution Rate(1)
Class I Shares	-12.73%	-9.79%	8.79%	n/a	6.55%	1.77%	1.29%
Composite Index	-12.40	-9.28	11.06	n/a	-7.91	n/a	n/a
Class S Shares	-12.79	-9.93	8.47	n/a	6.10	1.52%	1.06
Composite Index	-12.40	-9.28	11.06	n/a	-7.91	n/a	n/a

*Annualized returns not available for 3-month, year-to-date and since inception periods.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ. Dividends are paid quarterly.

Portfolio Sector Allocation

Finance	17.6%
Consumer Non-Durables	10.8
Health Technology	9.7
Electronic Technology	9.1
Energy Minerals	9.1
Producer Manufacturing	9.0
Retail Trade	6.4
Sectors Less Than 5%	27.4
Cash and Other Net Assets	0.9

Portfolio Ten Largest Holdings

IBM Corp.
BHP Billiton, A.D.R.
Rio Tinto, A.D.R.
McDonald's Corp.
Procter & Gamble Co.
Johnson & Johnson
Philip Morris International, Inc.
PepsiCo, Inc.
Verizon Communications, Inc.
Chevron Corp.

Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Management fees and administrative expenses are included in the Fund's performance.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Sit High Income Municipal Bond Fund

Objective

The Fund seeks high current income that is exempt from federal income tax.

Investment Strategies

The Fund seeks to achieve its objective by investing primarily in municipal securities that are not rated by a nationally recognized statistical rating organization. The Fund's Adviser determines a comparable quality rating of the non-rated securities. The Fund seeks to maintain a minimum average credit quality rating of triple-B, including the comparable ratinings of the non-rated securities as determined by the Fund's Adviser. The Fund may invest up to 60% of its assets in municipal securities rated below investment-grade.

√ **Experienced Managers**

√ **Specialized Market**

√ **High Level of Tax-Free Income***

*Income is free from regular federal income tax.

Symbol: SHMIX
CUSIP: 82979K-40-7

Fund Details

Investment Style: Intermediate Municipal

Inception Date: 12/31/06

Minimum Investment: $150,000

Expense Ratio: 0.95%***

Investment Adviser

Sit Investment Associates, Inc.
3300 IDS Center
80 South Eighth Street
Minneapolis, Minnesota 55402

Management

Michael C. Brilley
Paul A. Jungquist, CPA, CFA
Debra A. Sit, CFA

As of 6/30/10

Total Net Assets: $80.5 Million

30-Day SEC Yield:	4.99%(1)	Average Maturity:	14.6 Years
Tax Equivalent Yield:	7.68%(2)	Duration to Estimated Avg. Life:	6.4 Years(3)
12-Month Distribution Rate:	5.03%(1)	Implied Duration:	6.9 Years(3)

	Average Annual Total Return				
	Three Month**	Six Month**	One Year	Three Year	Since Inception
Sit High Income Municipal Bond	2.40%	4.54%	15.47%	1.26%	1.21%
Barclays Capital Municipal Bond Index	2.03	3.31	9.61	5.50	4.74
Barclays Capital 5-Year Municipal Bond Index	2.08	5.13	16.47	2.50	2.47
Composite (50/50%)	2.06	4.22	13.02	4.05	3.66

**Annualized returns not available for 3-month & 6-month periods.

Portfolio Sector Allocation

Hospital/Health Care	21.2%
Other Revenue	15.8
Education/Student Loan	14.4
Multifamily Mortgage	14.4
Insured	8.6
Sectors Less Than 6%	23.3
Cash and Other Net Assets	2.3

Quality Ratings
(% of Total Net Assets)

AAA	1.7%
AA	5.4
A	20.9
BBB	39.2
Less Than BBB	4.9
Non-Rated	25.6
Other Assets and Liabilities	2.3

*** The expense ratio includes management fees of 0.60%, operating expenses of 0.31% and acquired fund fee expenses of 0.04%. Operating expenses are comprised of (but not limited to) custodial, accounting, transfer agent and legal expenses. The acquired fund fee expenses reflect the estimated pro rata share of the fees and expenses of the acquired funds in which the Fund invests. For more complete information, please read the Fund's prospectus.

Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Management fees and administrative expenses are included in the Fund's performance; however, fees and expenses are not incorporated in the Barclays Capital 5-Year Municipal Bond Index.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Sit Investment Associates
Sit Mutual Funds
800-332-5580 www.sitfunds.com

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ. Dividends are paid monthly.
(2) For individuals in the 35.0% federal tax bracket.
(3) Duration is a measure which reflects estimated price sensitivity to a given change in interest rates. For example, for an interest rate change of 1%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Estimated average life duration is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio. Implied duration is calculated based on historical price changes of securities held by the Fund. The Adviser believes that the portfolio's implied duration is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. If interest rates exceed the historical range, the estimated average life duration may be a more accurate estimate of price sensitivity.

Sit International Growth Fund

Investment Strategies

The Fund invests, under normal market conditions, at least 90% of its net assets in common stocks of companies domiciled outside of the United States.

Countries or regions are selected for investment opportunities, based on several factors including:

- economic, social, and political trends
- earnings outlook
- market liquidity
- fiscal and monetary policy, as well as currency exchange rate expectations

After careful review of these factors, we consider companies exhibiting:

- unique products or services
- growing product demand
- dominant and growing market share
- management experience and capabilities
- strong financial condition

√ **Long-Tenured Managers**

√ **Significant insider ownership**

Symbol: SNGRX
CUSIP: 82980D-10-3

Fund Details

Investment Style: International Growth
Inception Date: 11/1/91
Minimum Investment: $5,000
Expense Ratio: 1.50%(1)

Investment Adviser

Sit Investment Associates, Inc.
3300 IDS Center
80 South Eighth Street
Minneapolis, Minnesota 55402

Management

Roger J. Sit
Janet K. Kinzler
Tasha M. Murdoff

As of 6/30/10

Total Net Assets: $20.6 Million

	Sit International Growth Fund Average Annual Total Return					
	Three Month*	One Year	Three Years	Five Years	Ten Years	Since Inception
Sit International Growth(2)	-14.32%	8.10%	-13.48%	-0.05%	-5.98%	2.87%
MSCI EAFE Growth Index	-12.44	8.60	-11.70	1.68	-1.61	2.82

*Annualized returns not available for 3-month period.

Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Management fees and administrative expenses are included in the Fund's performance.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Portfolio Sector Allocation

Finance	18.1%
Consumer Non-Durables	11.8
Producer Manufacturing	9.9
Electronic Technology	8.0
Health Technology	7.0
Sectors Less Than 7%	42.8
Cash and Other Net Assets	2.4

Portfolio Structure - By Region

Europe	51.2%
Asia	34.6
Other	11.8
Cash and Other Net Assets	2.4

Portfolio Ten Largest Holdings

1. BHP Billiton, Ltd.
2. Nestle, S.A.
3. Reckitt Benckiser, p.l.c
4. Rio Tinto, A.D.R.
5. Telefonica, S.A.
6. Total, S.A.
7. Royal Dutch Shell, A.D.R.
8. Pearson, A.D.R.
9. Syngenta AG
10. Synthes, Inc.

Sit Investment Associates
Sit Mutual Funds
800-332-5580 www.sitfunds.com

(1) Fee is the result of the Adviser's volutary fee waiver through December 31, 2009. The contractual fee is 1.85%.
(2) International investing has special risks, such as currency exchange fluctuations, high volitility, illiquidity and the possibility of policital instability.

Sit Large Cap Growth Fund

Investment Strategies

The Fund invests, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $5 billion or more at the time of purchase.

Investing in domestic growth-oriented companies that exhibit the potential for superior growth.

Several factors are considered in the Adviser's evaluation of a company, including:

- unique product or service
- growing product demand
- dominant and growing market share
- management experience and capabilities
- strong financial condition.

√ **Long-Tenured Managers**

√ **Significant insider ownership**

Symbol: SNIGX
CUSIP: 829797-10-9

Fund Details

Investment Style: Large Cap Growth
Inception Date: 9/2/82
Minimum Investment: $5,000
Expense Ratio: 1.00%

Investment Adviser

Sit Investment Associates, Inc.
3300 IDS Center
80 South Eighth Street
Minneapolis, Minnesota 55402

Management

Roger J. Sit
Ronald D. Sit, CFA
Michael J. Stellmacher

As of 6/30/10

Total Net Assets: $407.4 Million

	Sit Large Cap Growth Fund Average Annual Total Return					
	Three Month*	One Year	Three Years	Five Years	Ten Years	Since Inception
Sit Large Cap Growth	-12.64%	7.80%	-7.07%	0.77%	-4.65%	9.07%
Russell 1000® Growth Index	-11.75	13.62	-6.91	0.38	-5.14	9.82

*Annualized returns not available for 3-month period.

Portfolio Sector Allocation	
Electronic Technology	20.6%
Finance	11.3
Consumer Non-Durables	10.5
Health Technology	9.6
Technology Services	8.9
Energy Minerals	8.1
Producer Manufacturing	7.9
Retail Trade	7.6
Sectors Less Than 5%	15.2
Cash & Other Net Assets	0.3

Portfolio Ten Largest Holdings
Apple, Inc.
IBM Corp.
McDonald's Corp.
Cisco Systems, Inc.
Google, Inc.
Intel Corp.
PepsiCo, Inc.
Procter & Gamble Co.
Occidental Petroleum Corp.
Qualcomm, Inc.

Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Management fees and administrative expenses are included in the Fund's performance.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Sit Investment Associates
Sit Mutual Funds
800-332-5580 www.sitfunds.com

Sit Mid Cap Growth Fund

Investment Strategies

The Fund invests, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $2 billion to $15 billion at the time of purchase.

The Fund invests in domestic growth-oriented medium to small companies believed to exhibit the potential for superior growth.

Several factors are considered in the evaluation of a company, including:

- unique product or service
- growing product demand
- dominant and growing market share
- management experience and capabilities
- strong financial condition

√ **Long-Tenured Managers**

√ **Significant insider ownership**

Symbol: NBNGX
CUSIP: 829796-10-1

Fund Details

Investment Style: Mid Cap Growth
Inception Date: 9/2/82
Minimum Investment: $5,000
Expense Ratio: 1.15%**

Investment Adviser

Sit Investment Associates, Inc.
3300 IDS Center
80 South Eighth Street
Minneapolis, Minnesota 55402

Management

Roger J. Sit
Kent L. Johnson, CFA
Matthew T. Loucks, CFA
Robert W. Sit, CFA

** Result of the Adviser's voluntary waiver of fee through December 31, 2009. The contractual fee is 1.25%.

As of 6/30/10

Total Net Assets: $130.3 Million

	Sit Mid Cap Growth Fund Average Annual Total Return					
	Three Month*	One Year	Three Years	Five Years	Ten Years	Since Inception
Sit Mid Cap Growth(1)	-9.68%	16.87%	-8.42%	1.36%	-4.28%	11.25%
Russell Midcap® Growth Index	-10.20	21.30	-7.53	1.37	-1.99	n/a

*Annualized returns not available for 3-month period.

Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Management fees and administrative expenses are included in the Fund's performance.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Portfolio Sector Allocation

Electronic Technology	15.8%
Technology Services	13.4
Health Technology	11.2
Producer Manufacturing	8.4
Finance	8.0
Process Industries	6.4
Energy Minerals	5.6
Retail Trade	5.6
Sectors Less Than 5.5%	24.9
Cash & Other Net Assets	0.7

Portfolio Ten Largest Holdings

- Cognizant Tech. Solutions Corp.
- Sybase, Inc.
- Celgene Corp.
- Southwestern Energy Co.
- Broadcom Corp.
- TCF Financial Corp.
- F5 Networks, Inc.
- Ecolab, Inc.
- Cummins, Inc.
- Citrix Systems, Inc.

Sit Investment Associates
Sit Mutual Funds
800-332-5580 www.sitfunds.com

(1) Stocks of small- and mid-sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies.

Sit Minnesota Tax-Free Income Fund

Objective

The Fund seeks high current income that is exempt from federal regular income tax and Minnesota regular personal income tax consistent with preservation of capital.

Investment Strategies

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from regular federal income tax and Minnesota regular personal income tax. During normal market conditions, the Fund invests 100% (and, as a fundamental policy, no less that 80%) of its net assets in such tax-exempt municipal securities.

√ **Long-Tenured Managers**

√ **Double tax-exempt income***

√ **Strong risk-adjusted returns**

*Income is exempt from regular federal income tax and Minnesota regular personal income tax. Some income earned by the Fund may be treated as a tax preference item that is included in alternative minimum taxable income for certain investors.

Symbol: SMTFX
CUSIP: 82979K-10-0

Fund Details

Investment Style: Intermediate Municipal
Inception Date: 12/1/93
Minimum Investment: $5,000
Expense Ratio: 0.80%

Investment Adviser

Sit Investment Associates, Inc.
3300 IDS Center
80 South Eighth Street
Minneapolis, Minnesota 55402

Management

Michael C. Brilley
Debra A. Sit, CFA
Paul A. Jungquist, CPA, CFA

As of 6/30/10

Total Net Assets: $293.8 Million

30-Day SEC Yield:	4.39%(1)	Average Maturity:	15.0 Years
Tax Equivalent Yield:	7.33%(2)	Duration to Estimated Avg. Life:	5.3 Years(3)
12-Month Distribution Rate:	4.40%(1)	Implied Duration:	7.7 Years(3)

	Sit MN Tax-Free Income Fund Average Annual Total Return					
	Three Month**	One Year	Three Years	Five Years	Ten Years	Since Inception
Sit MN Tax-Free Income	1.99%	12.98%	4.18%	3.94%	4.88%	4.91%
Barclays Cap. 5-Year Muni. Bond Idx.	1.68	6.88	6.75	4.85	5.21	5.03

**Annualized returns not available for 3-month period.

Quality Ratings	
AAA	8.2%
AA	18.9
A	20.9
BBB	15.7
Less Than BBB	1.2
Not Rated	32.8
Other Assets and Liabilities	2.3

Portfolio Sector Allocation	
Hospital/Health Care	23.0%
Multifamily Mortgage Revenue	17.4
Single Family Mortgage Revenue	13.8
Education/Student Loan	10.4
Other Revenue	10.0
Sectors Less Than 6%	23.1
Cash and Other Net Assets	2.3

Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Management fees and administrative expenses are included in the Fund's performance; however, fees and expenses are not incorporated in the Lehman 5-Year Municipal Bond Index.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Sit Investment Associates
Sit Mutual Funds

800-332-5580 www.sitfunds.com

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ. Dividends are paid monthly.

(2) For individuals in the 35.0% federal tax bracket. Assumes the maximum Minnesota tax bracket of 7.85%.

(3) Duration is a measure which reflects estimated price sensitivity to a given change in interest rates. For example, for an interest rate change of 1%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Estimated average life duration is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio. Implied duration is calculated based on historical price changes of securities held by the Fund. The Adviser believes that the portfolio's implied duration is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. If interest rates exceed the historical range, the estimated

Sit Small Cap Growth Fund

Investment Strategies

The Fund invests, under normal market conditions, at least 80% of its net assets in common stocks of companies with capitalizations at the time of purchase of up to $3.0 billion or up to the market capitalization of the largest company included in the Russell 2000 Index measured at the end of the previous twelve months.

Investing in domestic growth-oriented small companies it believes exhibit the potential for superior growth.

Several factors are considered in the evaluation of a company, including:

- unique product of service
- growing product demand
- dominant and growing market share
- management experience and capabilities
- strong financial condition

√ **Long-Tenured Managers**

√ **Significant insider ownership**

Symbol: SSMGX
CUSIP: 82980D-30-1

Fund Details

Investment Style: Small Cap Growth
Inception Date: 7/1/94
Minimum Investment: $5,000
Expense Ratio: 1.50%

Investment Adviser

Sit Investment Associates, Inc.
3300 IDS Center
80 South Eighth Street
Minneapolis, Minnesota 55402

Management

Roger J. Sit
Kent L. Johnson, CFA
Matthew T. Loucks, CFA
Robert W. Sit, CFA
Michael J. Stellmacher, CFA

As of 6/30/10

Total Net Assets: $59.8 Million

	Sit Small Cap Growth Fund Average Annual Total Return					
	Three Month*	One Year	Three Years	Five Years	Ten Years	Since Inception
Sit Small Cap Growth(1)	-7.34%	20.97%	-7.94%	2.46%	-2.57%	9.44%
Russell 2000® Growth Index	-9.22	17.96	-7.54	1.14	-1.72	5.06

*Annualized returns not available for 3-month period.

Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Management fees and administrative expenses are included in the Fund's performance.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Portfolio Sector Allocation

Health Technology	18.0%
Technology Services	15.3
Electronic Technology	14.1
Producer Manufacturing	7.6
Industrial Services	6.4
Finance	5.8
Sectors Less Than 5%	31.1
Cash and Other Net Assets	1.7

Portfolio Ten Largest Holdings

Sybase, Inc.
Core Laboratories
Informatica Corp.
F5 Networks, Inc.
Skyworks Solutions, Inc.
ANSYS, Inc.
Alexion Pharmaceuticals Inc.
Lufkin Industries, Inc.
Thoratec Corp.
Concur Technologies, Inc.

Sit Investment Associates
Sit Mutual Funds
800-332-5580 www.sitfunds.com

(1) Stocks of small- and mid-sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies.

Sit Tax-Free Income Fund

Objective

The Fund seeks high current income that is exempt from federal income tax consistent with preservation of capital.

Investment Strategies

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from both regular federal income tax and federal alternative minimum tax. During normal market conditions, the Fund invests 100% (and, as a fundamental policy, no less than 80%) of its net assets in such tax-exempt municipal securities. Municipal securities are debt obligations issued by or for U.S. states, territories, and possessions and the District of Columbia and their political subdivisions, agencies, and instrumentalities.

√ **Long-Tenured Managers**

√ **Strong risk-adjusted returns**

√ **Tax-Free Income***

*Income is exempt from both regular federal income tax and federal alternative minimum tax.

Symbol: SNTIX
CUSIP: 829799-10-5

Fund Details

Investment Style: Intermediate Municipal

Inception Date: 9/29/88

Minimum Investment: $5,000

Expense Ratio: 0.77%***

Investment Adviser

Sit Investment Associates, Inc.
3300 IDS Center
80 South Eighth Street
Minneapolis, Minnesota 55402

Management

Michael C. Brilley
Debra A. Sit, CFA
Paul A. Jungquist, CPA, CFA

*** Result of the Adviser's voluntary waiver of fee through December 31, 2011. The contractual fee is 0.80%.

As of 6/30/10

Total Net Assets: $154.6 Million

30-Day SEC Yield:	5.05%[1]	Average Maturity:	15.3 Years
Tax Equivalent Yield:	7.77%[2]	Duration to Estimated Avg. Life:	6.0 Years[3]
12-Month Distribution Rate:	4.66%[1]	Implied Duration:	7.4 Years[3]

	Sit Tax-Free Income Fund Average Annual Total Return					
	Three Month**	One Year	Three Years	Five Years	Ten Years	Since Inception
Sit Tax-Free Income	2.17%	13.87%	2.38%	2.59%	3.86%	5.30%
Barclays Cap. 5-Year Muni. Bond Idx.	1.68	6.88	6.75	4.85	5.21	5.83

**Annualized returns not available for 3-month period.

Portfolio Sector Allocation	
Other Revenue	16.5%
Hospital/Health Care	15.5
Education/Student Loan	13.8
Multifamily Mortgage Revenue	13.5
Single Family Mortgage Revenue	9.8
Mutual Funds	6.8
Sectors Less Than 5%	21.2
Cash and Other Net Assets	2.9

Quality Ratings (% of Total Net Assets)	
AAA	9.8%
AA	13.8
A	15.7
BBB	22.3
Less Than BBB	4.9
Not Rated	30.6
Other Assets and Liabilities	2.9

Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Management fees and administrative expenses are included in the Fund's performance; however, fees and expenses are not incorporated in the Lehman 5-Year Municipal Bond Index.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Sit Investment Associates
Sit Mutual Funds
800-332-5580 www.sitfunds.com

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ. Dividends are paid monthly.
(2) For individuals in the 35.0% federal tax bracket.
(3) Duration is a measure which reflects estimated price sensitivity to a given change in interest rates. For example, for an interest rate change of 1%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Estimated average life duration is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio. Implied duration is calculated based on historical price changes of securities held by the Fund. The Adviser believes that the portfolio's implied duration is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. If interest rates exceed the historical range, the estimated average life duration may be a more accurate estimate of price sensitivity.

Sit U.S. Government Securities Fund

Objective
The Fund seeks high current income and safety of principal.

Investment Strategies
The Fund seeks to achieve its objective by investing exclusively in U.S. government securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities.

√ Long-Tenured Managers

√ Positive calendar year returns since inception in 1987

√ Low duration, high income strategy

Symbol: SNGVX
CUSIP: 829800-10-1

Fund Details
Investment Style: Short Government
Inception Date: 6/2/87
Minimum Investment: $5,000
Expense Ratio: 0.80%**

Investment Adviser
Sit Investment Associates, Inc.
3300 IDS Center
80 South Eighth Street
Minneapolis, Minnesota 55402

Management
Michael C. Brilley
Bryce A. Doty, CFA
Mark H. Book, CFA, CMA

** Fee is the result of the Adviser's voluntary fee waiver through December 31, 2011. The contractual fee is 1.00%.

As of 6/30/10

Total Assets: $921.5 Million

30-Day SEC Yield:	3.55%(1)	Average Maturity:	21.0 Years
12-Month Distribution Rate:	3.36%(1)	Effective Duration:	2.0 Years(2)

Sit U.S. Government Securities Fund Average Annual Total Return	Three Month*	One Year	Three Years	Five Years	Ten Years	Since Inception
Sit U.S. Government Securities	1.10%	6.17%	6.81%	5.34%	5.33%	6.57%
Barclays Cap. Interm. Govt. Bond Idx.	3.26	5.68	7.08	5.31	5.75	6.73

*Annualized returns not available for 3-month period.

Portfolio Sector Allocation

Collateralized Mortgage Obligation	31.1%
FNMA Pass-Through	30.8
FHLMC Pass-Through	17.4
GNMA Pass-Through	9.1
U.S. Treasury/Federal Agency	7.3
Cash and Other Net Assets	4.3

Estimated Average Life Profile

0 - 1	4.3%
1 - 5	89.7
5 - 10	5.8
10 - 20	0.0
20+	0.2

Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Management fees and administrative expenses are included in the Fund's performance; however, fees and expenses are not incorporated in the Lehman Intermediate Government Bond Index.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Sit Investment Associates
Sit Mutual Funds
800-332-5580 www.sitfunds.com

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ. Dividends are paid monthly.
(2) Effective duration is a measure which reflects estimated price sensitivity to a given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Effective duration is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio.